ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the U.S. on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current through November 14, 2011 (the “Report Date”) and should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the nine months ended September 30, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “US$”) and all amounts are in USDs, except for certain disclosures that are made in Canadian dollars (“C$”), as noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2010 and 2009, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights for Third Quarter 2011:

•	Atna generated earnings of $2.5 million ($.02 per share) in the third quarter of 2011.
•	The Briggs mine sold 9,695 ounces of gold for the quarter, a 26% increase over 2nd quarter results, to produce $16.6 million in gross revenue, a 41% increase over prior quarter revenue.
•	Briggs produced $7.7 million in positive operating cash flow and $5.1 million of net income.
•
In September 2011, the Company closed its transaction with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to acquire PMC's 70% interest in the Pinson Mine, giving Atna 100 percent control. The acquisition gives Atna control of a high grade gold resource on the prolific Getchell gold belt of northern Nevada.

•	In September 2011, the Company closed a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition.
•	The Company is currently hiring personnel to staff the Pinson Mine project.
•	A 68 hole, 31,800 foot (9,700 meter) reverse circulation drilling program has been completed at Briggs with success in encountering increased gold resources and grades in the existing mine area.
•	A 15 hole, 8,880 foot (2,707 meters) reverse circulation drilling program has also been completed at the Reward Project also with success justifying additional drilling.

Additional Highlights for Nine Months Ended September 30, 2011:

•	Atna generated earnings of $3.5 million ($0.03 per share) for the nine months ended September 30, 2011.
•	Briggs produced $13.9 million in positive operating cash flow and $9.5 million of net profit.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California. Briggs was initially constructed in 1995 and through September 30, 2011, Briggs has produced over 610,000 ounces of gold.  The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north to south trending Goldtooth fault.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Briggs produced $7.7 million in positive operating cash flow and $5.1 million of operating profit for the three months ended September 30, 2011. Gold sales were 9,695 ounces for the third quarter, an increase of 26% percent from the prior quarter. Gold production was sold at an average realized price of $1,695 per ounce generating total revenues of $16.6 million, a 41 percent increase from the prior quarter.

For full year 2011 Briggs is expected to produce approximately 32,000 to 34,000 ounces. A fourth operating crew was added at the end of September to allow operation of the crushing plant on a 24 hour, seven day per week schedule. This work schedule commenced in late September and is expected to add approximately 15% to 20% to gold production by the end of the fourth quarter, which should help to reduce the unit cash costs by spreading fixed costs over a larger production volume.

Operating costs for the third quarter were negatively impacted by higher than planned costs for diesel and cyanide, two of our major bulk consumables. Diesel fuel costs currently represent over 20 percent of operating costs at Briggs. Diesel costs are lower than they otherwise would have been due to benefits derived from purchase contracts for approximately 25 percent of Briggs’ diesel usage at delivered prices below current market prices.  These contracts run through December 2011. Additional fixed price contracts to purchase approximately 20 percent of Briggs 2012 requirements were secured in October at an average price of $3.16 per gallon.  Third quarter costs were also impacted by non-recurring costs associated with adding and training additional personnel required to initiate the 24 hour per day, seven day per week operating schedule.  These personnel were included in existing operating crews, with no benefit to production, during the training period. Other costs associated with this ramp-up included a stepped up maintenance regime on the crushing plant and equipment fleet to improve the reliability of these units prior to their use in a stepped-up production schedule and a build-up in leach solutions to accommodate production expansion.

These cost increases, combined with an industry-wide shortage of trained mining personnel, equipment, parts, and tires have resulted in a challenging operating environment. This challenging cost environment is expected to be mitigated in future periods by an ongoing reduction in strip ratio. Unit cash costs for the remainder of 2011 are expected to average between $880 and $900 per ounce produced, but are likely to be reduced in future periods as productivity gains from increased operator experience and benefits from the increased production schedule are realized.

A drilling program, which commenced in January 2011, was designed to increase confidence levels in the North Main Briggs and Deep Briggs mineral zones and to define their extensions. The program has been completed with the drilling of 68 drill holes totaling over 31,800 feet (9,700 meters). This program has been successful in filling in and outlining extensions to the North Main Briggs pit area and the Deep Briggs mineral zones and has encountered increased gold grades in these areas.  Work has commenced on integrating this information into the resource model. An updated estimate of mineral resources and reserves is scheduled for completion and use in year-end 2011 reporting.

The Briggs Mine is now fully staffed and all planned project capital required under the existing mine plan has been spent. Sustaining capital expenditures in 2012 are expected to be between $2 million and $4 million, pending refinement as we complete our budgets.  Life of mine capital spending will be updated if future expansions to the mine are justified by the results of studies.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Production details for Briggs for the five most recent quarters are shown in the following table:

	Third	Second	First	Fourth	Third
Production Statistic	Quarter 2011	Quarter 2011	Quarter 2011	Quarter 2010	Quarter 2010
Waste tons	2,512,300	2,627,900	2,766,400	2,289,400	2,042,500
Ore tons	615,900	662,600	608,400	601,900	649,500
Total tons	3,128,200	3,290,500	3,374,800	2,891,300	2,692,000
Strip ratio (waste / ore)	4.1	4.0	4.5	3.8	3.1
Ore grade (oz/ton)	0.018	0.016	0.015	0.016	0.019
Contained gold ounces mined	11,000	10,700	8,900	9,400	12,400
Gold ounces produced in doré	9,300	7,800	6,700	7,900	5,800
Gold ounces sold	9,700	7,700	6,600	7,800	6,200
Recoverable gold ounces inventory	12,900	14,900	14,100	13,500	13,700
Cash cost of gold production ($/oz) including net capitalized stripping	$913	$908	$927	$760	$887

Cash cost of production per ounce is a common gold mining industry measure not compliant with IFRS. Cash cost per ounce is calculated using the Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and silver by-product credits from cost of sales and adding deferred production stripping costs. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, mine-site depreciation, amortization and depletion, net capitalized production stripping costs, and changes in inventory.

The following schedule details the calculation of cash cost of gold production per ounce for the nine months ended September 30:

	2011	2010
Total cost of sales	$27,606,100	$19,035,000
Less - mining related depreciation and amortization	(5,447,000)	(3,786,800)
Difference between ounces produced and ounces sold	358,100	123,900
Less - silver by-product credits	(276,750)	(157,800)

Total cash cost of production	$22,240,450	$15,214,300

Ounces produced (absorbed on carbon)	24,299	17,732

Total cash cost per ounce	$915	$858

Approximately $7.0 million of capital and $0.8 million for equipment lease and note payments was spent at Briggs during the nine months ended September 30, 2011. Total capital spending, including equipment notes and capital leases, for the fourth quarter of 2011 is expected to range between $1.0 and $2.0 million.

DEVELOPMENT PROPERTIES

Pinson Mine Property, Nevada

The Pinson property (“Pinson”) is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. The property is located on the prolific Getchell Gold Belt in north-central Nevada where it intersects the north end of the Battle Mountain-Eureka trend.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

In September 2011, the Company acquired an additional 70 percent interest in Pinson, increasing its ownership interest to 100 percent.  Prior to 2000, Pinson produced over 987,000 ounces of gold. Mining ceased on the property in January 1999 due to the low gold price.  Pinson has a “small-mine” operating permit in place to allow underground mining of 36,500 tons of ore per year, and the Company is now beginning re-development of the mine based on this permit.   Updated NI 43-101 compliant mineral resource estimates and new reserve estimates are expected to be released in the first quarter of 2012. Once these studies are completed, then applications for additional permits to operate at increased rates may be prepared. Gold production is expected to commence in 2012.

As part of the acquisition agreement, Atna terminated its Mining Venture Agreement with PMC and signed a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of PMC, allowing processing of Pinson mine sulfide ores at Barrick's Goldstrike processing facilities.  On dissolution of the Mining Venture Agreement, Atna became the owner of four square miles of land containing the historic Pinson Mine and the mineral resources, and PMC became owner of 21 square miles of land and claims surrounding the four sections to be owned by Atna.

Atna paid US$15.0 million in cash, issued 15 million common shares of Atna to Barrick Gold Corporation as part of this transaction, and assumed approximately $1.5 million in reclamation obligations. PMC retained a 10 percent, net profits royalty on production after the first 120,000 ounces of gold are sold.

The components of the purchase price paid for the resources acquired in September, 2011 follow.

Summary of Purchase Price (US$ 000’s):
Cash Paid	$15,000
Fair Value of Shares Issued	111,333
Reclamation Liabilities Assumed	1,518
Fair value of assets given up in purchase agreement	67
Total Purchase Price	$27,918

Atna is currently in the process of transferring the various operating and reclamation permits associated with the properties from the name of PMC to the name of Atna Resources Inc., the subsidiary that now holds Pinson.  Associated with these permits is approximately $1.9 million in reclamation bonding.  Atna already provided the State of Nevada with approximately $0.6 million of this bonding, and expects to provide the balance of approximately $1.3 million prior to year end 2011 in conjunction with the transfer of the remaining permits.

In August 2011, Atna also entered into a C$20 million senior secured credit facility led by Sprott to finance the cash portion of the acquisition and to provide initial development capital for the project.  (See “Liquidity and Capital Resources”.)The total loan origination costs of C$1.015 million have been capitalized and will be amortized over the minimum contractual life of the loan facility.  The amortized loan fees are expected to be recapitalized as mine development costs.

Atna's plan is to move quickly to put Pinson into production as an underground mine under its existing permits. This will commence with work to provide updated estimates of mineral resources and proven and probable ore reserves and to define an underground development plan. PMC completed substantial exploration work at Pinson subsequent to Atna's 2007 resources estimate and that work has not yet been incorporated into a revised NI 43-101 compliant technical report.  Work on consolidating this information has commenced and is expected to be completed for year end 2011 mineral resource and reserve reporting.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The Company has commenced a program of personnel recruitment to provide staffing for the project. Other tasks include the retention of an underground mining contractor, driving secondary access, test mining and ore stope delineation work. The Company’s goal at Pinson is to develop an underground project capable of producing between 50,000 and 100,000 ounces of gold per year at competitive production costs.

As part of their joint venture spending, PMC completed substantial exploration and delineation drilling in 2007 and 2008. A total of 163 drill holes were completed consisting of 50,700 feet of RC drilling and 61,900 feet of core drilling for combined drill footage of 112,600 feet. Surface drilling consisted of 103 drill holes, and underground drilling totaled 60 drill holes. This drilling targeted the Summer Camp, HPRI04, Range Front, Ogee and CX underground resource areas and the Mag. open pit resource area. In general, the PMC drilling program did not extend any of the known resources significantly, but provided significant additional information on known resource zones. Information from this program relating directly to the four square miles of land acquired by Atna is being added to the current mineral resource model.

Approximately 4,000 feet of underground workings have been excavated at Pinson. These workings are being de-watered using an existing deep de-watering well. Three additional wells have been drilled and the Company has pumps and related equipment on hand to put two of these wells into operation. Water is currently being discharged into two existing rapid infiltration basins and a third basin has been permitted for construction. Water rights to allow the underground project to be de-watered at a rate required to support underground mining operations were granted in 2009. In addition, PMC upgraded site electrical systems to support underground tunneling and ventilation operations and constructed a lined stock pad for the stockpiling of future mined sulfide ores. A second portal collar was also established for a planned secondary access to the underground workings. Under MSHA regulations, commercial stoping of ores may only be conducted once dual access has been established.

Reward Mine, Nevada

The Reward gold property (“Reward”) is located in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. Access is gained via state highway 95 to the site access road turnoff followed by a two-mile gravel road. Atna owns or leases 134 unpatented lode claims, three unpatented placer claims, and six patented placer claims. These leases and placer claims carry a three percent Net Smelter Return (“NSR”) royalty.
Current reserve estimates are based on costs that were updated by the Company in late 2010 to account for higher gold prices and higher consumable supply and labor costs and a target gold recovery of 80 percent. The expected recovery is similar to Briggs and was based on laboratory test work. The Reward operation is expected to produce approximately 144,700 ounces of gold over a five year mine life at estimated average cash cost of $580 to $625. The life of mine waste-to-ore strip ratio is 2.8. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet, capitalized stripping and funding of surety bonds of $29 million.

Reward has received the permits required to initiate development activities. An initial reclamation bond totaling $0.8 million has been posted to allow project infrastructure construction and drilling operations. The production water well and wildlife exclusion fencing have been completed. Construction of electrical power lines is currently in progress and a request for proposal has been submitted for quotes on plant design engineering. Due to the Pinson equity acquisition, Reward’s continued development will be slowed as a second priority to allow for development spending on the Pinson project. The Company capitalized $1.0 million on Reward infrastructure development during the nine month period ended September 30, 2011.

In October 2011, the Company completed a 15 hole, 8,880 foot (2,700 meter) drilling program at Reward with the goal of both in-filling and stepping out on known mineralization. A majority of drill holes encountered ore-grade intercepts over potentially minable intervals. Several of the holes have both thicknesses and grades significantly better than the deposit’s average and expand the gold zones to the east and southeast. These encouraging results justify an additional drilling program at Reward. Mineralization in this portion of the deposit is hosted by one or more gentle easterly dipping receptive host-beds within the Cambrian Woods Canyon Formation phyllitic siltstones. The mineralized Woods Canyon has a thickness of up to 400 feet with 250 feet to 300 feet of the unit mineralized. Gold mineralization is associated with minor white bull quartz veining and fracture controlled and disseminated iron oxides after pyrite.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

During 2009 work was completed on an Environmental Assessment for Reward and the US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $5.9 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place.  Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada. Reclamation bonds may be subject to inflation adjustments periodically.

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 68 unpatented mining claims at the Columbia mining project (“Columbia”) located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Access to the properties is by dirt roads from a paved highway that crosses near the property. The patented claims are subject to NSR royalties that range from zero to six percent.

The Company engaged an independent engineering firm with qualified persons (as defined in NI 43-101), to complete an NI 43-101 compliant “Technical Report and Mineral Resource Estimate for the Columbia Project” in 2009 and an additional report titled “Technical Report and Preliminary Economic Assessment on the Columbia Project” (“PEA”) was completed in May 2010. Results of this study demonstrate favorable economic potential for the project.

The Columbia resource estimate is based on 337 drill holes totaling 147,000 feet of drilling and 12,500 feet of surface trenching in 78 trenches carried out between 1989 and 1993. Bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted during the same time period. The deposit remains open for possible extension both along strike and to depth.

The PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. Projected average annual production is approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The PEA developed a number of recommendations for future work.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

Columbia is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high-grade quartz veins that are localized near the margins of the shear zone, as well as in lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

Metallurgical test work is in progress and is focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality.  A program of periodic water sampling analysis has also commenced at the project. Additional studies have been completed to assess any fatal flaws that may prohibit the project from being permitted with no significant flaws determined.  A community stakeholder analysis has also been completed. These studies are all focused on providing support for the feasibility study and to begin permit applications in 2012.

Socio-economic and political changes are occurring in the state of Montana that could facilitate permitting and help to unlock the significant economic potential of Columbia. A number of bills designed to streamline the permitting process passed the State legislature in the 2011 session and were enacted into law.

Columbia is not currently permitted for development. Columbia is located on patented and unpatented mining claims within a U.S. National Forest. As with all mining projects, careful environmental study and permitting will be required before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions. An environmental impact statement and the permitting process will require completion before any development activities can take place on the property.

Briggs’ Cecil R Satellite Property, California

The Cecil R gold property (“Cecil R”) is located four miles north of Briggs. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report in March 2010. The NI 43-101 resource estimate is based on over 94 drill holes, surface geologic mapping, surface and underground sampling, and 3D geologic modeling. Gold mineralization at Cecil R is hosted by the same geologic unit that hosts Briggs. The gently west dipping blanket-like zone of gold mineralization dips beneath Quaternary Period gravel cover and is distributed over an area 1,500 feet by 1,200 feet and has a thickness of 10 to 60 feet.

No new work has been performed on Cecil R in 2011.  Future work plans include additional drilling to determine the extent of the mineralization, metallurgical characterization studies, and geotechnical slope determination studies to support possible mine designs.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

EXPLORATION PROPERTIES

Clover, Nevada

The Clover gold exploration property (“Clover”) is situated approximately 42 miles northeast of Winnemucca in Elko County, north-central Nevada, and consists of 110 unpatented lode claims covering approximately 2,000 acres. Access is via all-weather gravel roads off Nevada State Route 18 and accessed from Interstate 80 at the Golconda exit. Under an agreement dated March 11, 2003, the Company acquired a 100 percent interest in 22 claims on Clover, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006. Yamana Gold has been exploring the project since that time and has now completed all cash payments to Atna required under the terms of the earn-in agreement ($0.4 million), but must complete the remaining portion of the work requirements of its earn-in.

Yamana spent approximately $1.3 million of the required $3.3 million in exploration expenditures prior to 2011. Yamana must spend an additional $2.0 million in exploration expenditures prior to December 2012 to complete the expenditure requirement and to earn a 51 percent venture interest in Clover. Upon completion of these initial vesting requirements, Yamana may elect to earn an additional 19 percent interest in Clover (70 percent total) by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in Clover, Atna will retain either a 49 percent or 30 percent interest.

In 2009 and 2010 Yamana Gold worked on completing permitting activities required by the Bureau of Land Management to allow a third round of drilling. Yamana received the required BLM permits to allow the planned drilling program to commence. Yamana recently completed its third round of drilling totaling approximately 9,200 feet of reverse circulation drilling in nine holes. Atna has not been provided the results of this program as of the date of this report. This drilling was designed to extend and in-fill gold mineralization identified in Yamana’s earlier drilling efforts at Clover.

Yamana completed its previous round of drilling in 2008 that included 10 RC drill holes (8,000 to 9,000 feet) to follow-up encouraging gold and silver results intersected in 2007 drilling. In 2008, Yamana cut several zones of gold mineralization including:

•	35 feet grading 0.321 oz/ton gold and 0.54 oz/ton silver (hole CV006)
•	25 feet grading 0.03 oz/ton gold and 7.97 oz/ton silver (hole CV007)

Tuscarora and Adelaide Properties, Nevada

In February 2008, the Company entered into an option agreement with Golden Predator Mines US Inc. (“Golden Predator”) on the Adelaide gold exploration property (“Adelaide”) located near Winnemucca, Nevada and the Tuscarora gold exploration property (“Tuscarora”) located near Elko, Nevada, whereby Golden Predator would assume the obligation of Atna regarding the option with Newmont on Adelaide and Tuscarora. Golden Predator is obligated under its option agreement to complete $3.0 million in expenditures by the end of 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. Atna expects Golden Predator to meet its obligation and earn a 100 percent equity position by year end 2011.

Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year. Atna received 0.3 million shares of Golden Predator as its 2010 option payment for the properties. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent. When a positive production decision has been made, Atna may receive an additional production payment equivalent to $2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

In June 2011, Golden Predator and Seabridge Gold Inc. (“Seabridge”) announced that they have executed a letter of intent pursuant to which Golden Predator will contribute its interest in the Tuscarora and Adelaide properties into Wolfpack Gold Corp., a company that will be created through the consolidation of the US assets of both Seabridge and Golden Predator.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

In 2008 and 2009, Golden Predator completed two drilling programs and in August 2009, Golden Predator completed an NI 43-101 compliant technical report on Adelaide. The technical report summarized all past exploration, including successful exploration results from the company’s 2008-2009 drilling program, where several +1.0 ounce/ton gold intercepts were intersected. Potential for high grade, bonanza vein-style system was demonstrated in the drilling. A work plan was recommended consisting of detailed mapping, compilation work, RC and diamond drilling, and three dimensional modeling.

Golden Predator has initiated permitting with the BLM and State of Nevada to drive an exploration drift at Adelaide to advance delineation drilling and metallurgical testing on the Margarite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling platforms. These drill platforms will allow Golden Predator to further delineate the known mineralization and to continue testing the same structure down-dip, and also test parallel vein targets.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, the Company joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. During 2010, approximately $0.2 million was spent by Uranium One on project activities. Uranium One’s equity interest in the project increased at the end of 2010 to approximately 35 percent and while Atna’s interest reduced to 65 percent.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8. The drilling program was designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization. The Company does not control the timing of future drilling operations under the terms of the Supplemental Agreement.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are significant estimates, subject to forward-looking-statement limitations.  These figures are dated as of December 31, 2010, and as such do not reflect new information, progress in achieving previously announced milestones, and results of operations for 2011.

The scientific and technical information contained in this section has been reviewed and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, the Company's V.P. Exploration, a "qualified person" as that term is defined in National Instrument 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classified as inferred.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  This section uses the terms “measured” and “indicated resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  This section uses the term “inferred resources.” The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable at December 31, 2010 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	4,793	0.021	103,000
Probable	4,853	0.020	98,000

Briggs reserves	9,646	0.021	201,000

Reward (2) - 100% Atna
Proven	1,444	0.026	38,200
Probable	6,265	0.023	142,700

Reward reserves	7,709	0.023	180,900

Total reserves	17,355	0.022	381,900

1.	Briggs 0.007 opt incremental leach cut-off grade using $1,025 per ounce gold
2.	Reward >$0.01 net incremental value using $1,025 per ounce gold
3.	Briggs reserves are current to December 31, 2010 and have been reconciled for mine production

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Gold Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	10,326	0.022	232,000
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 100% (3,4)	1,152	0.454	523,200
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	19,450	0.055	1,076,800

Indicated
Briggs - 100% (1)	20,331	0.019	379,900
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 100% (3,4)	1,354	0.399	540,600
Columbia - 100% (5)	11,294	0.043	487,300
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	44,620	0.037	1,672,800

Measured & indicated
Briggs - 100% (1)	30,657	0.020	611,900
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 100% (3,4)	2,506	0.425	1,063,800
Columbia - 100% (5)	16,664	0.045	741,700
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	64,070	0.043	2,749,600

Inferred
Briggs - 100% (1)	15,183	0.017	262,700
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 100% (3,4)	3,375	0.340	1,146,600
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	37,226	0.054	2,013,600

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Silver Mineral Resources - Measured, Indicated and Inferred at December 31, 2010 (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 100 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Technical Report Cecil R Gold Property, March 2, 2010
7.	Resource estimates include proven and probable reserves

Summary of Quarterly Results

The following are the summary quarterly results for the eight most recent quarters that were prepared in accordance with IFRS for the quarterly periods during the years 2011 and 2010, and in accordance with Canadian GAAP for the quarterly periods during the year 2009:

	IFRS	IFRS	IFRS	IFRS
Quarterly results ended	Sep-11	Jun-11	Mar-11	Dec-10
Total revenues	$16,597,400	$11,753,400	$9,209,700	$10,380,900
Net income (loss) for the quarter	$2,471,400	$1,145,200	$(148,200)	$363,700
Basic and diluted income (loss) per share	$0.02	$0.01	$-	$-

				Canadian
	IFRS	IFRS	IFRS	GAAP
Quarterly results ended	Sep-10	Jun-10	Mar-10	Dec-09
Total revenues	$7,484,300	$6,655,000	$6,086,700	$4,957,800
Net loss for the quarter	$(1,914,600)	$(2,751,500)	$(1,589,500)	$(1,824,000)
Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.02)	$(0.02)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

The operations of the Company are not considered seasonal.  The quarterly results of the Company reflect both external economic trends and internal operating trends. Quarterly results may vary significantly depending on factors such as the price of gold, costs of consumed materials, gains or losses on derivatives and any sale of investments, write-offs or write-downs on properties, and stock-based compensation costs resulting from the granting of stock options.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Results of Operations – Quarter Ended September 30, 2011 versus Quarter Ended September 30, 2010

For the three months ended September 30, 2011, Atna recorded net income of $2.5 million, or basic income per share of $0.02, on revenues of $16.6 million. This compares to a net loss of $1.9 million, or a basic loss per share of $0.02, on revenues of $7.5 million for the three months ended September 30, 2010. Principal components of the positive $4.4 million variance in net income follow.

•
Gold revenues increased $9.1 million, 121 percent, with the volume sold increasing from 6,200 ounces to 9,700 ounces, a 56 percent increase, and the average price realized increasing from $1,201 to $1,710, a 42 percent increase.

•
Cost of sales increased $4.3 million, 61 percent.  Depreciation increased $0.9 million on an increased capital base.  Other costs increased $3.4 million, 60 percent, consistent with the increase in volume produced, and also reflective of increased prices per unit of input for diesel, chemicals and reagents, and maintenance parts and supplies.

•	The realized and unrealized losses on derivatives increased $0.9 million due to the influence of the increased gold price on the embedded forward derivatives in the gold bonds.
•	A positive variance of $0.2 million resulted from asset sales.

For the three months ended September 30, 2011, cash and cash equivalents increased by $6.0 million from $4.6 million to $10.6 million. The net increase in cash was due primarily to the following.

•	$5.9 million of cash was provided by operations, inclusive of relatively minor working capital changes.
•	$15.0 million was used for the acquisition of the Pinson Mine.
•	$3.3 million was used for capital projects at Briggs and Reward.
•	$0.6 million was used to initially fund a surety bond for Pinson.
•	$0.2 million was provided by other investing activities, including the sale of assets.
•	$20.1 million was provided, net of lender’s fees, by the new loan facility with Sprott.
•	$1.2 million was used for scheduled repayments of gold bonds, notes payable, and capital leases.

A comparative schedule of revenues follows.

	Third	Second	Third
Revenue Statistics	Quarter 2011	Quarter 2011	Quarter 2010
Revenues	$16,597,500	$11,753,400	$7,487,300
Percent change from previous quarter	41%	28%	13%
Percent change from prior period	122%	77%	101%

Gold ounces sold	9,700	7,700	6,200
Percent change from previous quarter	26%	17%	9%
Percent change from prior period	56%	35%	59%

Average revenue per gold ounce	$1,710	$1,520	$1,201
Percent change from previous quarter	13%	9%	3%
Percent change from prior period	42%	30%	26%

Current quarter gold ounces sold increased by 26 percent compared to the immediately prior quarter due to increased production resulting principally from increased absorption capacity in the carbon circuit and more rapid recoveries of gold from the leach pad.  Recoverable gold ounces in inventory decreased from 14,900 ounces to 12,900 ounces principally as a result of these improvements.  Average ore grade increased in the current quarter from .016 to .018 ounces per ton.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Results of Operations – Nine Months Ended September 30, 2011 versus Nine Months Ended September 30, 2010

For the nine months ended September 30, 2011, Atna recorded net income of $3.5 million, or basic income per share of $0.03, on revenues of $37.6 million. This compares to a net loss of $6.3 million, or a basic loss per share of $0.08, on revenues of $20.2 million for the nine months ended September 30, 2010. Principal components of the positive $9.7 million variance in net income follow.

•
Gold revenues increased $17.3 million, 86 percent, with the volume sold increasing from 17,311 ounces to 23,948 ounces, a 38 percent increase, and the average price realized increasing from $1,168 to $1,568, a 34 percent increase.

•
Cost of sales increased $8.6 million, 31 percent.  Depreciation increased $1.7 million on an increased capital base.  Other costs increased $6.9 million, 31 percent, somewhat consistent with the increase in volume produced, and also reflective of increased operating leverage (some costs are relatively “fixed” and do not vary proportionally with volume) and increased prices per unit of input for diesel, chemicals and reagents, maintenance parts and supplies, and labor.

•	Interest expense decreased $0.5 million as a result of lower average debt levels, largely due to the periodic repayments on the gold bonds and retirement of debentures in March 2011.
•	Additional gain of $0.7 million on the disposition of assets has been recognized year-to-date 2011.

For the nine months ended September 30, 2011, cash and cash equivalents were $10.6 million, an increase of $1.0 million from December 31, 2011. The net increase in cash was due primarily to the following.

•	$8.5 million of cash was provided by operations, inclusive of and reduced by approximately $1.8 million in increased working capital.
•	$15.0 million was used for the acquisition of the Pinson Mine.
•	$7.9 million was used for capital projects at Briggs and Reward, and $0.2 million of interest related to the development of Pinson was expended and capitalized.
•	$0.7 million was used to fund a surety bonds.
•	$0.9 million was provided from the sale of investments, property, and equipment.
•	$20.1 million was provided, net of lender’s fees, by the new loan facility with Sprott.
•	$4.7 million was used for scheduled repayments of gold bonds, notes payable, and capital leases.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Contractual Obligations

The Company’s material contractual obligations as of September 30, 2011 were:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$30,780,400	$23,554,100	$7,226,300	$-	$-
Capital lease obligations	2,138,500	573,200	1,565,300	-	-
Operating lease obligations	408,600	99,000	288,200	21,400	-
Asset retirement obligations	7,515,300	1,253,200	2,305,100	1,972,900	1,984,100

Total	$40,842,800	$25,479,500	$11,384,900	$1,994,300	$1,984,100

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that cash requirements over the next 12 months can be funded through a combination of existing cash, short-term investments, cash flow from the Briggs operation, asset sales, new lines of credit, or an equity offering.  The principal requirements in the next 12 months are expected to include funding development of the Pinson Mine and servicing existing debt and obligations. Funding requirements may be significantly affected by the future price of gold, any unforeseen prolonged disruptions at its Briggs Mine, the working capital and mine development expenditures prior to attainment of commercial production at Pinson, and other events.  Atna is considering additional lines of credit or an equity offering to address the risk of having inadequate capital to develop Pinson and to address the repayment of the Sprott loan on August 1, 2012, at Sprott’s option.

As of September 30, 2011, the Company has net debt (debt including capital lease obligations less available cash) of $20.0 million and has established a recoverable gold inventory of approximately 12,900 ounces with a gross value of approximately $20.9 million at the quarter-end London PM Fix of $1,620 per ounce.  Operating cash flow from Briggs was $13.9 million for the nine months ended September 30, 2011, and free cash flow (operating cash flow less cash expended on capital, capital leases, and notes payable) was $6.0 million for the same nine month period.  Gold production from Briggs was 9,300 ounces for the third quarter of 2011, compared to 7,800 ounces for the previous quarter. Gold production is expected to range from 32,000 to 34,000 ounces during 2011. Briggs’ year-to-date, September 2011, gold, production, average cash cost has been $915 per ounce.  Cash costs have increased from prior expectations due principally to increases in prices paid for fuel, chemicals and reagents, and maintenance parts and supplies. Briggs is expected to produce gold through the year 2016, based upon the last mine plan developed; the economic reserves being determined using a gold price of $1,025 per ounce.  Briggs is expected to continue to contribute free cash flow to the Company.

Financing transactions of significance within the last two years follow.  In August 2011, the Company arranged a $20 million Credit Agreement with Sprott to finance the Pinson acquisition. The Company issued approximately 1.0 million shares of stock to Sprott for fees related to the debt issuance. In addition, the Company issued 15 million common shares to Barrick upon closing the Pinson acquisition. In June 2011, the Company sold noncore mineral assets that generated $0.6 million in cash and securities. In March 2011, the Company repaid approximately $1.1 million of debentures included in notes payable, and the remaining $1.0 million was converted into 2.0 million common shares at an exercise price of C$0.50 per share. In December 2010, the Company raised approximately C$8.4 million of net proceeds through sale of equity. In September 2010, the Company extended C$1.3 million of convertible debentures for one year. In December 2009, the Company closed a $14.5 million gold bond (the “Gold Bonds”) offering.

The only existing gold hedge as of September 30, 2011 is a forward gold sales contract embedded in the 2009 gold bond (the “Gold Bond Facility”).  Forward sales at a price of $1,113 are obligated for 814 ounces per quarter through December 31, 2013.  This gold sales commitment represents less than 10 percent of the expected gold production from Briggs through the bond’s term.

Financing Transactions

A roll forward of the Company’s common shares outstanding between December 31, 2010 and September 30, 2011 follows.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Number of
Shares
Balance, beginning of the period	99,002,468
Pinson acquisition	15,000,000
Conversions of notes payable	2,000,000
Sprott credit agreement	1,049,119
Exercise of warrants	45,000
Exercise of options	34,806

Balance, end of the period	117,131,393

Equity Issuance: During the nine months ended September 30, 2011, the Company issued: 2.0 million shares related to the exercise of $1.0 million of convertible debentures at an exercise price of C$0.50 per share, 15 million shares related to the Pinson acquisition at a deemed price of C$.74 per share, and 1,049,119 shares related to the credit line from Sprott to finance the Pinson acquisition at a deemed price of C$.67 per share.

Debt Issuance: In September 2011, the Company closed a C$20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition and commence development. The term of this facility is for one-year, with an optional one-year extension based on meeting certain criteria or at Sprott's discretion. Interest on any unpaid principal balances shall accrue at annual rate of 9.0 percent per annum compounded monthly. Atna paid a structuring fee of C$150,000 and, as consideration for advancing the facility, paid an arrangement fee of C$0.7 million. The arrangement fee was paid with common shares of Atna determined on the basis of a price per share equal to a 10% discount to the five-day volume-weighted average trading price of the shares on the Toronto Stock Exchange immediately prior to the date the facility was advanced.  Principal payments are due as follows: February 2012 of C$2.5 million and August 2012 of C$17.5 million. Assets owned by Atna Resources Ltd, Atna Resources Inc. (ARI), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against the note.

Notes Payable: As of September 30, 2011, there were no outstanding debentures. On March 1, 2011, the Company repaid $0.8 million representing all of the outstanding debentures due on that date. On March 10, 2011, the Company prepaid the C$1.3 million of 12 percent debentures of which C$1.0 million chose to convert into 2.0 million shares of common stock.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds. The Gold Bonds will mature on December 31, 2013 and have an interest rate of 10 percent. The Gold Bonds will be redeemed in sixteen equal quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The Gold Bond Financing limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production and required the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions.

The Company recorded an initial discount on the Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the Gold Bonds and the $0.7 million initial fair value of the embedded derivative. The current derivative liability balances related to the Gold Bonds were $1.6 million and $1.0 million as of September 30, 2011 and December 31, 2010, respectively; and the long-term derivative liability balances were $1.9 million and $1.6 million respectively as of the same dates.

The embedded derivative has been separated from the gold bonds and is the result of the gold bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. The change in fair value of the embedded derivative was an unrealized loss to the Company of $0.7 million and $0.4 million for the three month periods ended September 30, 2011 and 2010. Realized losses related to the quarterly payments during the three month periods ended September 30, 2011 and 2010 resulted in losses of $0.6 million and $0.1 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Total interest expense recorded related to the Gold Bonds was $0.4 million and $0.5 million for the three months ended September 30, 2011 and 2010, none of which was capitalized.

Investing Transactions

Asset Sales: During the nine months ended September 30, 2011, the Company received $0.9 million in cash for investments and mining equipment sold.

Capital Expenditures: Capital expenditures for the nine months ended September 30, 2011 totaled $8.1 million, inclusive of $0.2 million in capitalized interest for Pinson development. Capital expenditures primarily related to increased leach pad and process plant capacities at Briggs and development drilling at Briggs and Reward.

The projected capital requirements for the remainder of 2011 to sustain Briggs operations are expected to approximate $1.0 to $1.5 million primarily for a loader replacement and crusher refurbishments.  Sustaining capital expenditures for Briggs are estimated between $2 million and $4 million for 2012, subject to refinements as the 2012 budget is completed.  Capital expenditures at the Reward Project for development drilling and power-related infrastructure development are expected to be approximately $1.0 to $1.6 million in late 2011 and 2012.

Development of the Pinson Mine commenced in September 2011, but will not accelerate until staff and a mining contractor are retained.  $5.0 million of the Sprott credit facility is restricted to the development of the mine, and $0.6 million of this credit facility and cash was used to place a surety bond in September.  In 2011, Atna expects to expend another $0.4 million on Pinson development and provide additional surety in the range of $1.2 to $1.4 million.  Capital spending and mine development expenditures for Pinson in 2012 are expected to be $15 million to $20 million prior to the attainment of commercial production, expected in the fourth quarter of 2012.

The capital expenditures stated above are approved for expenditure by the Company on a case by case basis and may be modified over time based on project requirements and the availability of funds.

Outstanding Warrants

The following table summarizes warrants outstanding as of September 30, 2011.

	Remaining		Underlying
Expiration Date	Life in Years	Exercise Price	Shares

December 2, 2012	1.2	CAD$0.70	8,629,162

Surety Bonds

All surety bonds are subject to annual review and adjustment.  Additional permitting, extension of mine lives and areas of mining activity and changes in the regulatory environment affect surety requirements.

Briggs operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. Restricted cash held as collateral by the surety amounts to $1.7 million.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The total bonding requirement for Reward was determined to be $5.9 million. In July 2010, the Company posted with the State of Nevada an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company placed $0.8 million into a collateral account related to the surety bond.

Atna is in the process of replacing bonds for Pinson. The total bonding requirement is roughly $1.9 million of which Atna has already replaced one bond of $0.6 million.  The remainder of the outstanding bonds, approximately $1.3 million, will be replaced over the next few months as existing permit transfers are completed on the property.

The Company has on deposit with the Montana DEQ $2.3 million in an interest bearing account for reclamation at the Kendall Mine.  The Company expects to deposit an additional $0.2 million with the DEQ in the fourth quarter of 2011 as a special purpose bond in connection with the recently approved final leach pad capping plan.  The Company expects to spend approximately $0.6 million in 2012 to complete the capping.

Related Party Transactions

During the nine months ended September 30, 2011, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The following table provides a comparison of fair values and carrying values:

			September 30,	December 31,
			2011	2010
			Estimated	Estimated
	Category	Level	Fair Value	Fair Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	10,587,200	9,593,200
Restricted cash	Loans and receivable	1	5,736,600	5,064,500
Investments	Available-for-sale	1	339,600	-
Total financial assets			16,663,400	14,657,700

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	n/a	4,101,900	2,921,900
Derivative liabilities	Held-for-trading	2	3,475,800	2,531,600
Notes payable	At amortized cost	2	20,877,600	5,240,700
Gold bonds, net of discount	At amortized cost	2	7,570,200	9,859,100
Capital leases	At amortized cost	n/a	2,138,500	896,900
Total financial liabilities			38,164,000	21,450,200

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a nonrecurring basis as of September 30, 2011 and December 31, 2010, by level within the fair value hierarchy:

	September 30, 2011	December 31, 2010
	Level 3	Level 3

Liabilities:
Asset retirement obligations	6,095,400	4,619,300

The Company uses the cash flow valuation technique to estimate the fair value of asset retirement obligations using the amounts and timing of expected future dismantlement costs, credit-adjusted risk-free rate and time value of money.  Accordingly, the fair value is based on unobservable pricing inputs and therefore, is included within the Level 3 fair value hierarchy.

For the nine month periods ended September 30, 2011 and 2010, there were no changes to the estimated existing asset retirement obligations.  An additional asset retirement obligation of $1.5 million was recorded in September of 2011 as a result of the assumption of liabilities associated with the Pinson acquisition.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Derivatives

As of September 30, 2011 the Company had the following derivatives outstanding.

	US$	Expiry Date - Ounces				US$
Derivative Contracts	Strike Price	2011	2012	Thereafter	Total	Fair Value
Gold Bond Forwards Embedded derivative	$1,113	814	3,257	3,257	7,328	$3,475,800

The current derivative liability balances were $1.6 million and $1.0 million as of September 30, 2011 and December 31, 2010, respectively; and the long-term derivative liability balances were $1.9 million and $1.6 million respectively as of the same dates.  The change in fair value of the embedded derivative was an unrealized loss to the Company of $0.7 million and $0.4 million for the three month periods ended September 30, 2011 and 2010. In the third quarter of 2010, an unrealized gain of $0.2 million was also recognized on options outstanding.  Realized losses related to the quarterly payments during the three month periods ended September 30, 2011 and 2010 resulted in losses of $0.6 million and $0.1 million.

As of September 30, 2011, the Company has only the forward sales embedded in the gold bonds, previously described, as outstanding derivatives.  The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail. At September 30, 2011, the outstanding hedge position covers less than 10 percent of the annual forward-looking gold production from the Briggs Mine.

Under the terms of the gold bond forwards (embedded derivative contracts), Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date and 6.25 percent of the original face value of the Gold Bonds will be redeemed. The fair value of the gold bond forwards are determined using observable market inputs of similar contracts and discounted using a rate of 12 percent.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on September 30, 2011 of $1,620. The net change in the fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program managed by senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold, which was $1,620 based on the London PM Fix at September 30, 2011.  The price of gold or the value of mineral interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, metal stock levels, and governmental regulations and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company may enter into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. The Company fair values its derivative positions and does not employ hedge accounting.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The sensitivity of the Company’s financial instruments to gold price changes:

A 10 percent increase in the gold price will increase the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The increase in the derivative liability would be recorded as an unrealized loss on derivatives in the consolidated statement of operations and reduce pre-tax earnings and other comprehensive income by the same amount.

A 10 percent decrease in the gold price will decrease the derivative liability for the embedded derivative in the gold bonds by $1.1 million. The decrease in the derivative liability would be recorded as an unrealized gain on derivatives in the consolidated statement of operations and increase pre-tax earnings and other comprehensive income by the same amount.

Foreign exchange risk: The Sprott Credit Facility is denominated in Canadian dollars and changes in the Canadian/US exchange rate will proportionately affect the reported value of that liability.  Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in US dollars, and not significantly impacted by foreign exchange risks.

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and Euro.  Foreign exchange may therefore have a significant indirect impact upon the Company.

Concentration of credit risk: Credit risk represents the loss that would be recognized if counterparties failed completely to perform as contracted.  Credit risks arise from market, industry, and individual counterparty conditions.  Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.  The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company’s sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues.  Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial credit risks.

The Company maintains cash accounts and collateral for surety bonds with several financial institutions.  The balances in the accounts may exceed the $250,000 limit insured by the Federal Deposit Insurance Corporation.

The embedded derivative in the Gold Bond was the only derivative contract outstanding as of September 30, 2011.  Since the Gold Bond does not involve further payments to the Company from the bondholders, it does not involve any credit risk to the Company.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company believes that its liquidity requirements, including investments in mine development and servicing existing debt, will be met through a combination of existing cash and short term investments, cash flow from operations, asset sales, and new lines of credit or an equity issuance.  Liquidity becomes a greater issue as the Company approaches August 2012 and the repayment of the Sprott debt, after having expended funds on development of the Pinson mine; and the Company deems it necessary to seek additional financing in advance of that date.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Regulatory risk:  Changes in the regulatory environment in the US may affect the recoverability of mineral reserves, the costs of operating, the costs of reclamation, and other factors having a material impact upon the business.  The Company works diligently and in good faith to meet or exceed all applicable permitting requirements, reclamation obligations, and other regulations, but is subject to the authoritative changes.

Stock Options

The following table summarizes the stock options outstanding and exercisable at September 30, 2011:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	$0.48	1,582,500	2.2	$0.43	1,582,500	2.2	$0.43
0.49	0.59	2,220,300	4.2	0.59	782,300	4.2	0.59
0.60	0.66	200,000	2.7	0.63	200,000	2.7	0.63
0.67	0.70	2,046,700	3.2	0.67	1,403,300	3.2	0.67
0.71	1.23	200,000	4.9	0.72	100,000	4.9	0.72
1.23	1.37	680,640	0.5	1.37	680,640	0.5	1.37

$0.40	$1.37	6,930,140	3.3	$0.66	4,748,740	2.8	$0.68

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s ICFR that occurred during the nine months ended September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of five directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Transition to IFRS

Adoption of IFRS: The financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company adopted IFRS effective January 1, 2011. The Company’s transition date is January 1, 2010, (the “transition date”) and the opening balance sheet has been prepared in accordance with IFRS.

Summary of exemptions and elections

IFRS 1 provides many exemptions and elections that helped to facilitate the transition to IFRS. The Company chose to apply certain of the optional exemptions from full retrospective application of IFRS. A summary of the optional exemptions applied follow.

Business combinations: The Company elected the business combinations exemption to not apply IFRS 3 retrospectively to past business combinations prior to the transition date.

Fair value or revaluation as deemed cost: The Company elected not to re-measure any of its PP&E at fair value or revalue amounts at deemed cost previously determined under Canadian GAAP as of the transition date.

Cumulative translation adjustments: The Company elected to zero out the ending balance in the accumulated translation account as of the transition date and record the balance in retained earnings.

Changes in Accounting Policies

The following changes in accounting policies, as a result of adopting IFRS, will have the greatest impacts on the Company’s financial statements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Under IFRS, the Company may capitalize more exploration expenditures in the future than it would have under Canadian GAAP. The change in exploration expenditures policy did not result in any reconciling items in the adoption of IFRS.

Under IFRS, The Company may capitalize excess stripping costs during the production phase of mining operations. The capitalization of deferred stripping costs will reduce the costs added to inventory and increase PP&E. Capitalizing and amortizing deferred stripping will have the impact of smoothing out the net income or loss related to excess mining costs due to above-average stripping ratios for an open pit.

Exploration expenditures: Expensed exploration expenditures relate to the costs of locating, defining and evaluating projects that may develop into mineral resources with future economic potential. Exploration activities generally include prospecting, sampling, mapping, drilling, land holding costs and other work related to the search for mineralization.

Exploration expenditures are capitalized if management determines that the expenditures have a reasonable probability of producing future economic benefits. Acquisition, drilling and assessment costs to further develop mineral resources and proven and probable ore reserves that been determined to have future economic benefits are classified as development costs and capitalized. Work required in ore reserve development may include: infill drilling and sampling; detailed geological and geostatistical modeling; and feasibility studies. Capitalized exploration expenditures are classified as investing activities in the statement of cash flows.

Capitalized development costs: Costs incurred to prepare a property for production and that are probable of having future economic benefits are capitalized as development costs.

Certain development assets are amortized over the tons of ore mined divided by the tons of ore reserves and other assets are amortized over the ounces of gold produced divided by the recoverable ounces of gold reserves. Recoverable gold ounces are calculated by multiplying the estimated recovery rate by the contained ounces of gold reserves. Costs incurred to construct tangible assets are capitalized within property, plant and equipment.  Depreciation does not commence until commercial production is achieved by the related mining asset group.

Deferred Stripping Costs: The costs of removing barren waste rock during the production phase of mining operations are included in the costs of inventory produced in the period in which they are incurred, except when the costs represent a significant future benefit (“betterment”) to the mining operation. Betterments occur when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the upfront investment in the waste stripping activity. These costs are capitalized as “production stripping” development costs. Production stripping costs are amortized using the unit-of-production (“UOP”) amortization method, based on the estimated ore tons contained in the newly accessed in-place proven and probable ore reserves.  The amortization of production stripping costs is assigned to inventory and then flows through cost of sales as a cash operating cost as the inventory is relieved.

Recently issued Financial Accounting Standards

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. IFRS 9 must be applied starting January 1, 2013 with early adoption permitted. The Company is currently determining the impact of adopting IFRS 9.

IFRS 10 – Consolidated Financial Statements – On May 12, 2011, the IASB issued IFRS 10 Consolidated Financial Statements, which supersedes SIC-12 Consolidation – Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It requires a parent entity to present consolidated financial statements, define the principle of control to identify whether it must consolidate an investee, and set out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 10.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement.  IFRS 11 must be applied starting January 1, 2013, with early adoption permitted.  The Company is currently determining the impact of adopting IFRS 11.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 12.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company is currently determining the impact of adopting IFRS 13.

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated.   Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to  mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations at Briggs; calculation of gold inventory; recoverability and timing of gold production from the heap leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Forward-Looking Statements

Certain disclosures included or incorporated by reference in this MD&A, including information as to the financial outlook of the Company, and its projects, constitute future-oriented financial information. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Disclosures of future-oriented financial information and financial outlooks included or incorporated by reference into this document include statements with respect to, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, cash costs, internal rates of return, drilling and approvals and the timing of studies and reports. Disclosures of future-oriented financial information and financial outlooks are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current market and operational conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s disclosures of future-oriented financial information and financial outlooks are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that disclosures of future-oriented financial information and financial outlooks are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on such disclosures due to the inherent uncertainty therein. Disclosures of future-oriented financial information and financial outlooks are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document. The Company undertakes no obligation to update these future-oriented disclosures if management's beliefs, estimates or opinions, or other factors, should change, except as required by applicable securities laws.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, and changes in supply due to new discoveries, improved mining and production methods.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, and joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services, Environmental Protection Agency and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2010, which can be found on SEDAR at www.sedar.com.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2011

Outlook

The Company’s key goals for the remainder of 2011 and into 2012 are:

•	Maintain a high level of safety and environmental performance;
•	Optimize production and cash flow generation from Briggs;
•	Extend Briggs mine life through continued development drilling, mine planning, and permitting;
•	Complete new mineral resource and reserve estimates for Pinson;
•	Staff and develop the Pinson mine to attain commercial production in the fourth quarter of 2012;
•	Commence the permitting process at Pinson to support larger scale underground production;
•	Evaluate the potential for open pit mining at Pinson;
•	Continue work on long-lead time, pre-construction and infrastructure requirements at Reward;
•	Initiate the permitting process at Columbia;
•	Refinance existing debt under favorable terms and secure additional financing for project development, bonding, and other requirements; and
•	Gain additional analyst and market coverage for the Company.